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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                     0-8425
                                     ------
                             Commission File Number



[X] Form 10QSB Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarter ended APRIL 30, 2000

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934



                         PART I---REGISTRANT INFORMATION



                               SILVER ASSETS, INC.
                               -------------------
        (Exact name of small business issuer as specified in its charter)




           California                                  95-2369956
           ----------                                  ----------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
 incorporation or organization)



                     19320 Sonoma Highway, Sonoma, CA 95476
                     --------------------------------------
                    (Address of principal executive offices)



                                  (707)935-3284
                                  -------------
                           (Issuer's telephone number)



                                 Not Applicable
                                 --------------
      (Former address and former fiscal year, if changed since last report)

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                       PART II - RULES 12B-25 (B) AND (C)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12-25(c) has been attached if applicable.

                              PART III - NARRATIVE

As a result of the additional work required by our outside accountants, in order to comply with the new requirement of the exchange regarding auditor quarterly reviews, we were unable to timely prepare financial statements for an on time filing. As a result, the Registrant requires additional time to file the subject report.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification::

                     John Durkin   (707)         935 3284
                     ------------------------------------------
                      (Name)     (Area Code) (Telephone Number)

(2) Check whether the issuer (1) Has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                            Yes  _X_ No ___


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ ] Yes [ X ] No

                                   SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SILVER ASSETS, INC.

DATE:  June 12, 2000                      /s/ Andrew K. Simpson
                                          --------------------------------------
                                          ANDREW K. SIMPSON
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER